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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                             DATA RETURN CORPORATION
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   23785M 10 5
                                 (CUSIP Number)


     JUDE M. SULLIVAN, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  DIVINE, INC.
                            1301 NORTH ELSTON AVENUE
                             CHICAGO, ILLINOIS 60622

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                NOVEMBER 16, 2001
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 23785M 10 5                  13D                     Page 2 of 8 Pages


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        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)
  1
        divine, inc.
        I.R.S. Identification No.: 36-4301991

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE Instructions)
                                                                       (a) /_/
                                                                       (b) / /
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        SEC USE ONLY
  3

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        SOURCE OF FUNDS (SEE Instructions)
  4
            OO
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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
  5

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        CITIZENSHIP OR PLACE OF ORGANIZATION
  6
            State of Delaware

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                            SOLE VOTING POWER
     NUMBER OF         7

       SHARES
                      ----------------------------------------------------------
                            SHARED VOTING POWER
    BENEFICIALLY       8
                                13,486,953 (1)
      OWNED BY

                      ----------------------------------------------------------
                            SOLE DISPOSITIVE POWER
        EACH           9

     REPORTING

       PERSON
                      ----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
        WITH           10

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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
            13,486,953 (1)
--------------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12                                                                      / /
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
           36.7%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON (SEE Instructions)
  14
           CO
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                          (1) See Items 3 and 4 below.

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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Statement on Schedule 13D (as amended, this
"Statement") relates to the common shares, par value $0.001 (the "Common
Shares"), of Data Return Corporation, a Texas corporation (sometimes referred to herein as "Issuer" or "Data Return"). The principal executive offices of Data
Return are located at 222 West Las Colinas Boulevard, Suite 450, Irving, Texas
75039. Items 3, 4, 5, 6, and 7 of the Statement on Schedule 13D filed by divine, inc., are hereby amended as set forth below. All other information contained in such statement remains correct.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended to add the following information:

         On November 16, 2001, Level 3 Communications, LLC, ("Level 3") a shareholder of Data Return, entered into a shareholder voting agreement (the
"Level 3 Shareholder Agreement") with divine, pursuant to which Level 3 agreed to vote the Common Shares of Data Return that it owns in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement. divine did not pay additional consideration to Level 3 in connection with the execution and delivery of the Level 3 Shareholder
Agreement. In addition, Level 3 granted divine, pursuant to the Level 3
Shareholder Agreement, an irrevocable proxy to vote such Data Return Common
Shares with respect to the proposal by Data Return to adopt and approve the Merger Agreement and the Merger.

         References to, and descriptions of, the Level 3 Shareholder Agreement as set forth herein are qualified in their entirety by reference to the copy of the Level 3 Shareholder Agreement included as Exhibit 4 to this Schedule 13D, which is incorporated herein in its entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         Items 4(a) and 4(b) are hereby amended to delete the last paragraph of those sections and to add the following information:

         Pursuant to the Level 3 Shareholder Agreement, Level 3 has agreed, at every Data Return shareholders meeting or any other meeting of the shareholders, however called, and in any action by written consent of the shareholders of the company to cause the 1,952,940 Common Shares of Data Return beneficially owned by it (the "Level 3 Shares") to be voted in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to Level 3. Level 3 has further agreed not to vote any Shares in favor of any of the following (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any Company Acquisition
Proposal (as defined in the Merger Agreement), (2) any merger, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Data Return, (3) any removal of members of the board of directors of Data Return, (4) any amendment to Data
Return's articles of incorporation, and (5) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone,



                                     3 of 8

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discourage, or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement. The Level 3 Shareholder Agreement terminates upon the earlier of: (1) termination of the Merger Agreement, or (2)
June 1, 2002. As part of the Level 3 Shareholder Agreement, Level 3 delivered to divine an irrevocable proxy granting divine the right to vote the Level 3 Shares in the manner contemplated by the Level 3 Shareholder Agreement described above.

         The purpose of the transactions under the Level 3 Shareholder Agreement is to enable divine and Data Return to consummate the transactions contemplated under the Merger Agreement.

         References to, and descriptions of, the Level 3 Shareholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Level 3 Shareholder Agreement included as Exhibit 4 to this
Schedule 13D, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) and 5(b) are hereby amended to read in their entirety:

         (a) - (b) Approximately 986,200 Common Shares of Data Return that were beneficially owned by Sunny C. Vanderbeck and DCR Technology Fund I, Ltd.
(collectively, "Vanderbeck") have been disposed of by Vanderbeck. As a result, those shares are no longer subject to the Shareholder Agreement and divine no longer has a proxy to vote those shares. As a result of the Level 3 Shareholder
Agreement and the Shareholder Agreements, divine may be deemed to be the beneficial owner of 13,486,953 Common Shares of Data Return, including 595,401
Shares that the Shareholders have the right to acquire by exercising Data Return
Options. Those Common Shares of Data Return constitute approximately 36.7% of the issued and outstanding Common Shares of Data Return based on the 36,182,438
Common Shares of Data Return outstanding as of November 13, 2001. divine may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, divine (1) is not entitled to any rights as a shareholder of Data Return as to the Shares and (2) disclaims any beneficial ownership of the Shares. divine does not have the power to dispose of the Shares.

                                     4 of 8

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended to read in its entirety as follows:

         Other than the Merger Agreement and the exhibits thereto, including the Level 3 Shareholder Agreement, the Shareholder Agreement, and the Credit
Agreement and the exhibits thereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Data Return, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of November 1, 2001, by and among divine, inc., TD Acquisition Corp., and Data Return
                  Corporation (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed November 6, 2001
                  (the "Form 8-K")).

         2(a). Credit Agreement, dated as of November 1, 2001, by and between Data Return Corporation, as Borrower, and divine, inc., as Lender (incorporated herein by reference to Exhibit 99.2 to the Form 8-K).

         2(b).    Amendment to Credit Agreement, dated as of November 14,
                  2001 (incorporated herein by reference to Exhibit 99.3(b) to divine's Registration Statement on Form S-4,
                  Registration No. 333-73826, filed November 21, 2001).

         3. Shareholder Voting Agreement, dated as of November 1, 2001, by and between divine, inc. and each of Nathan Landow Family
                  Limited Partnership, DCR Technology Fund I, Ltd., OHG
                  Technology, Ltd., Sunny C. Vanderbeck, Michelle R. Chambers,
                  Jason Lochhead and Stuart Walker (incorporated by reference to
                  Exhibit 99.3 to the Form 8-K).*

         4. Shareholder Voting Agreement, dated as of November 1, 2001, by and between divine, inc. and Level 3 Communications, LLC.

*  Previously filed.

                                     5 of 8

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  November 27, 2001

                                   divine, inc.


                                   By: /s/ MICHAEL P. CULLINANE
                                   ---------------------------------------------
                                       Michael P. Cullinane
                                       Executive Vice President, Chief Financial
                                       Officer, and Treasurer



                                     6 of 8

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                                   SCHEDULE A

                EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.


The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of divine, inc.
The business address of each executive officer is divine, inc., 1301 North
Elston Avenue, Chicago, Illinois 60622.

                               EXECUTIVE OFFICERS
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
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         NAME                      PRESENT PRINCIPAL OCCUPATION
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
Andrew J. Filipowski               Chairman of the Board and CEO
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Michael P. Cullinane               Executive Vice President, CFO, Treasurer,
                                   and Director
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Paul Humenansky                    President, COO, and Director
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

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                                    DIRECTORS


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
     NAME AND BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
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Tommy Bennett
Computer Associates International, Inc.       Senior Vice President,
One Computer Associates Plaza                 Computer Associates
Islandia, NY   11749                          International, Inc.

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James E. Cowie
Frontenac Company                             General Partner,
135 South LaSalle Street, Suite 3800          Frontenac Company
Chicago, IL   60603

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Arthur W. Hahn
Katten Muchin Zavis                           Partner,
525 West Monroe Street, Suite 1600            Katten Muchin Zavis
Chicago, IL   60661

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J. Kevin Nater
One Dell Way                                  Vice President,
Mail Stop 9003                                Dell Computer Corporation
Round Rock, TX  78682

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Michael A. Forster
Internet Capital Group, Inc.                  Senior Partner of Operations,
552 Ravine Avenue                             Internet Capital Group, Inc.
Lake Bluff, IL   60044

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Thomas J. Meredith
MSI Management                                CEO,
248 Addie Roy Road                            MSI Management
Austin, TX   78760

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John Rau                                      Chairman of the Board, Chicago
Chicago Title and Trust Company Foundation    Title and Trust Company Foundation
171 North Clark Street
Chicago, IL   60601

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